[Minerals Technologies Inc. Letterhead]

December 15, 2010

Ms. Pamela Long
Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-4631

Re:           Minerals Technologies Inc.
Form 10-K for the Fiscal Year ended December 31, 2009
Definitive Proxy Statement on Schedule 14A
File No. 001-11430

Dear Ms. Long:

Confirming our telephone conversation with Ms. Chambre Malone with respect to your letter to Mr. Muscari dated December 1, 2010, we understand that Minerals Technologies Inc. will have an extension of time to respond to your letter, which response was otherwise due today, December 15, 2010.  We will aim to respond by December 30, 2010 and will in any event respond on or prior to January 7, 2011.

Very truly yours,

/s/ Thomas J. Meek

Thomas J. Meek
Vice President, General Counsel and Secretary

Cc: Ms. Chambre Malone, Staff Attorney